SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 26, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release

dated

October

26,

2022,

“NDEALINGS

IN

SECURITIES

–

ACCEPTANCE

OF
AWARDS

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 26, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALINGS IN SECURITIES – ACCEPTANCE

OF AWARDS
Shareholders of DRDGOLD (“ Shareholders
”) are advised that in terms of the

equity settled long-term incentive
scheme (“ LTI Scheme
”), as approved by Shareholders on 2

December 2019, qualifying employees are awarded
conditional

shares

on

an

annual

basis,

comprising

performance

shares

(80%

of

the

total

conditional

shares
awarded) and retention shares (20% of the total conditional

shares awarded) ("
Awards
”).

Awards vest 3

years after the

grant date, subject

to the rules

of the LTI

Scheme, including certain

performance
conditions being

met, and

will be settled

in the

form of

DRDGOLD ordinary

shares (“
DRDGOLD Shares
”) at

a
zero-exercise price.
DRDGOLD hereby advises

Shareholders of the

following acceptances of Awards

by directors, prescribed

officers
and the company secretary of DRDGOLD and directors

of its major subsidiaries:
Nature of transactions: Acceptance of Awards
Class of securities:
Conditional

shares,

comprising

80%
performance

shares

and

20%

retention

shares,
which will

be settled

in DRDGOLD

Shares upon
vesting,

in

accordance

with

the

rules

of

the

LTI
Scheme

Date of acceptance of Awards: 25 October 2022
Vesting date: 19 October 2025
Strike price: Rnil
Nature and extent of interest: Direct beneficial
Transactions completed: Off-market
Name of director: Niël Pretorius
Name of company of which a director: DRDGOLD
Number of conditional shares:
799 595

(639 676

performance

shares

and
159 919 retention shares)
Deemed value of transaction:
R7 580 160.60 (based

on the

DRDGOLD Share
price

on

the

grant

date,

being

R9.48

on
19 October 2022 (“ Deemed Price ”))

Name of director: Riaan Davel
Name of company of which a director: DRDGOLD
Number of conditional shares:
425 680 (340 544 performance shares and

85 136 retention shares)
Deemed value of transaction: R4 035 446.40 (based on the Deemed Price)
Name of prescribed officer:
Jaco Schoeman
Name of company of which a prescribed officer: DRDGOLD
Number of conditional shares:
425 680 (340 544 performance shares and

85 136 retention shares)
Deemed value of transaction: R4 035 446.40 (based on the Deemed Price)
Name of prescribed officer / company secretary: Elise Beukes
Name of company of which company secretary: DRDGOLD
Number of conditional shares:
57 100 (45 680 performance shares and

11 420 retention

shares)
Deemed value of transaction: R541 308.00 (based on the Deemed Price)
Name of director of subsidiary: Henry Gouws
Name of company of which a director: ERGO Mining Proprietary Limited
Number of conditional shares:
265

451

(212

361

performance

shares

and
53 090 retention shares)
Deemed value of transaction: R2 516 475.48 (based on the Deemed Price)
Name of director of subsidiary: Mark Burrell
Name of company of which a director: ERGO Mining Proprietary Limited
Number of conditional shares:
175

931

(140

745

performance

shares

and
35 186 retention shares)
Deemed value of transaction: R1 667 825.88 (based on the Deemed Price)
Name of director of subsidiary: Kevin Kruger
Name of company of which a director: Far West Gold Recoveries Proprietary Limited
Number of conditional shares:
219

807

(175

846

performance

shares

and
43 961 retention shares)
Deemed value of transaction: R2 083 770.36 (based on the Deemed Price)
Name of director of subsidiary: Henriette Hooijer
Name of company of which a director: Far West Gold Recoveries Proprietary Limited
Number of conditional shares:
150

098

(120

078

performance

shares

and
30 020 retention shares)
Deemed value of transaction: R1 422 929.04 (based on the Deemed Price)

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD. The abovementioned transactions were completed outside of a closed period.
Johannesburg
26 October 2022
Sponsor
One Capital